UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: April 2024

Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.
(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02
Marina Bay Financial Centre
018981, Singapore
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Introductory Note

On April 26, 2024, Maxeon Solar Technologies, Ltd. (NASDAQ:MAXN) (the “Company” or "Maxeon"), through its subsidiary, SunPower Manufacturing Corporation Limited, entered into an equity transfer agreement with Zhonghuan Hong Kong Holding Limited, a subsidiary of TCL Zhonghuan Renewable Energy Technology Co. Ltd. (“TZE”), Maxeon’s largest shareholder, for the sale of all of the Company’s minority interest (approximately 16.27%) in Huansheng Photovoltaic (Jiangsu) Co., Ltd (“HSPV”), the joint venture Maxeon’s former parent entity, SunPower Corporation, TZE and other former partners established in 2016. The aggregate consideration for the sale of the Company’s interest in HSPV and for the New IP License (as described below) granted by the Company to Zhonghuan Singapore Investment and Development Pte. Ltd. ("TZE SG"), a subsidiary of TZE, is approximately $34 million.

Entry into Other Material Agreements

In conjunction with the sale of the Company’s interest in HSPV:

(i)the Company's subsidiary, Maxeon Solar Private Limited, on April 26, 2024, entered into a non-exclusive and non-transferable intellectual property license agreement with TZE SG to enable HSPV and other subsidiaries of TZE, to develop, manufacture and sell large scale P-Series solar modules worldwide (other than in the United States) and to develop and manufacture rooftop size P-Series solar modules (“DG Products”) exclusively for Maxeon to sell worldwide, for an upfront license fee of $10 million (“New IP License Agreement”). Under the New IP License Agreement, the Company and TZE will jointly review licensing and enforcement of intellectual property relating to P-Series solar modules, other than enforcement of patents registered in the United States, and the Company will share a certain percentage of licensing fees and/ or awards from any enforcement actions relating to P-Series solar modules outside of the United States with TZE.

(ii)on April 26, 2024, the Company and certain of its subsidiaries entered into a termination agreement on with TZE, HSPV and certain other subsidiaries of TZE to terminate (a) the intellectual property license agreement dated February 22, 2017 between the Company and HSPV, (b) the intellectual property license agreement dated February 8, 2021 between the Company and Huansheng New Energy (Jiangsu) Co., Ltd. (‘HSNE”), (c) the amended and restated business activities framework agreement dated February 8, 2021 between the Company and its subsidiary, HSPV, HSNE, and TZE, (d) the amended and restated offshore master supply agreement dated February 8, 2021 between the Company and its subsidiary, HSPV and HSNE and (e) the temporary intellectual property licensing and business collaboration agreement dated October 22,2022 between the Company and its subsidiary, TZE, HSPV, HSNE and Huansheng New Energy (Tianjin) Co., Ltd. (“HSTJ”).

(iii)on April 26, 2024, the Company, HSPV and HSNE entered into a new master supply agreement (the “2024 HSPV Master Supply Agreement”), pursuant to which the Company will purchase and HSPV and HSNE will exclusively supply Maxeon with rooftop size P-Series solar modules that meet certain criteria ("DG Products"). The 2024 HSPV Master Supply Agreement provides that the pricing of DG Products will be subject to an indexed pricing mechanism, volumes are to be determined based on a rolling demand forecast and purchase orders issued periodically subject to approvals from our Board. The 2024 Master Supply Agreement also provides for notice to be given to the Company before any DG Products are discontinued and includes terms relating to operational management, supply chain management, inspection, representations and warranties, and legal compliance. HSPV and HSNE other TZE subsidiaries may sell P-Series solar modules that are of a larger format than the DG Products directly into global power plant markets, outside of the United States. The Company may also enter into separate supply agreements with HSPV and HSNE and other TZE subsidiaries for the supply of P-Series solar modules that are of a larger format than the DG Products.

Copies of the equity transfer agreement, the New IP License Agreement, the termination agreement and the 2024 HSPV Master Supply Agreement (collectively, the “Agreements”) are included as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively, to this report and are incorporated herein by this reference. The foregoing summaries and descriptions of the Agreements do not purport to be complete and are qualified in their entirety by reference to Exhibits 99.1, 99.2. 99.3 and 99.4.

Incorporation by Reference

The information contained in this report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-271971), Form F-3 (File No. 333-265253), Form F-3 (File No. 333-268309), Form S-8 (File No. 333-277501) and Form S-8 (File No. 333-241709), each filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

April 26, 2024	By:	/s/ Kai Strohbecke
Kai Strohbecke
Chief Financial Officer

EXHIBITS

Exhibit	Title
99.1*	Equity Transfer by and among SunPower Manufacturing Corporation Limited and Zhonghuan Hong Kong Holding Limited dated April 26, 2024
99.2*	Intellectual Property License Agreement by and among Maxeon Solar Pte. Ltd. and Zhonghuan Singapore Investment and Development Pte. Ltd. dated April 26, 2024
99.3	Termination Agreement by and among Maxeon Solar Pte. Ltd., Huansheng Photovoltaic (Jiangsu) Co., Ltd, Huansheng New Energy (Jiangsu) Co., Ltd., Huansheng New Energy (Tianjin) Co., Ltd., Maxeon Solar Technologies, Ltd., TCL Zhonghuan Renewable Energy Technology Co., Ltd., and SunPower Systems International Limited dated April 26, 2024
99.4*	DG P-Series Products Master Supply Agreement by and among, Huansheng Photovoltaic (Jiangsu) Co., Ltd, Huansheng New Energy (Jiangsu) Co., Ltd. and Maxeon Solar Technologies, Ltd. dated April 26, 2024
*Portions of these exhibits have been omitted and because the information is both not material and is the type that the Company treats as private or confidential.